Recommended Acquisition of The Kinetic Group by Czechoslovak Group Vista Outdoor May 2024

No Offer or Solicitation 2 This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc. (“Vista Outdoor”), Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2024 an amendment to a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which amended Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Forward-Looking Statement 3 Some of the statements made and information contained in these materials, excluding historical information, are forward-looking statements, including those that discuss, among other things: Vista Outdoor’s (“we, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause Vista Outdoor’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting Vista Outdoor’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; Vista Outdoor’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or Vista Outdoor’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of Vista Outdoor’s primary delivery and shipping services for Vista Outdoor’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; Vista Outdoor’s ability to take advantage of growth opportunities in international and commercial markets; Vista Outdoor’s ability to obtain and maintain licenses to third-party technology; Vista Outdoor’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with Vista Outdoor’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; Vista Outdoor’s competitive environment; Vista Outdoor’s ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; Vista Outdoor’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; Vista Outdoor’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

Non-GAAP Financial Measures 4 Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on Vista Outdoor’s core profitability and help investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as substitutes for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies. Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort.

Executive Summary and Transaction Overview 5 • Sale of The Kinetic Group to Czechoslovak Group is the best strategic alternative for maximizing stockholder value – Offer appropriately values The Kinetic Group, with all cash consideration, supported by $1.1Bn of fully-committed debt financing, to complete the transaction – Transaction multiple of ~5.0x FY24 EBITDA is in-line with precedent transactions • On closing, transaction delivers significant proceeds to stockholders with a tax-efficient structure relative to a traditional, direct sale of The Kinetic Group – Vista Outdoor remaining debt retired, roughly $350MM in cash allocated to the Revelyst balance sheet, including approximately $100M that is expected to be returned to stockholders through a special dividend or share repurchase – Delivers approximately $930MM of cash proceeds to stockholders as part of the transaction Compelling Valuation Achieved for Stockholders • Thorough process began with Vista Outdoor reviewing several alternatives for unlocking shareholder value by achieving greater value for Revelyst, as the Vista Outdoor trading multiple did not reflect the higher multiples achieved by comparable outdoor products companies • Transaction is the result of a thorough and competitive sale process with competing bidders – Thorough process between September 2022 and May 2024, including engagement with 26 potential counterparties; 14 strategics and 12 sponsors – All interested parties were given full and fair consideration – Strategic review process considered other available alternatives and ultimately concluded the sale transaction was the best path to maximize value for Vista Outdoor stockholders – Two well-respected investment banks provided fairness opinions that support the valuation of the sale transaction • Vista Outdoor Directors have remained dedicated in their commitment to facilitate a process that prioritizes stockholders’ best interests – Continued negotiations resulted in bid that increased value by $50MM, or almost $1 per share, to $1.96Bn • Leading analysts are supportive of the transaction Thorough and Competitive Process • Highly credentialed and experienced Board equipped to deliver outcome in best interests of stockholders – Majority of Board has M&A, financial and/or international experience or expertise, providing significant knowledge base throughout the process • Exemplary governance practices maintained throughout the transaction process – 100% independent Board committees and Board Chair, annual election of all directors, and an average director tenure of 4.4 years vs. S&P 500 average tenure of 7.8 years Board with Extensive Transactional, Financial and Industry Expertise • Transaction delivers separation of Revelyst and The Kinetic Group – Optimal outcome for Revelyst and The Kinetic Group to enhance strategic focus on each company's distinctive business model – Allows stockholders to participate in expected growth and more appropriate valuation of Revelyst in line with industry peers – Delivers certainty of value to the stockholders of Vista Outdoor • During the entirety of the process, Vista Outdoor and its Board have been steadfast and singularly focused on maximizing return for stockholders – Addressed the tax structure and potential impact on stockholders, determining this as the optimal structure Optimal Outcome

Compelling Strategic Rationale for Separation 6 The sale of The Kinetic Group aligns with our vision for Revelyst as the world’s largest house of outdoor brands Enhanced Strategic Focus with Supporting Resources Well-Capitalized to Successfully Execute its Capital Allocation Strategy Strengthened Ability to Attract and Retain Talent Compelling Value for Stockholders Expanded Strategic Opportunities This enables us to focus on both our separation value creation thesis and on our path forward as a distinct company well-positioned for success

Sale of The Kinetic Group to Czechoslovak Group Delivers Meaningful Stockholder Value 7 Transaction Summary Consideration Consideration is all cash, supported by $1.1Bn of fully committed debt financing with the remaining amount funded by CSG Purchase Price (1) $1.96Bn Timing Expect to close this transaction in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions Use of Proceeds • Pay off remaining debt • Allocate ~$350MM of cash to Revelyst’s balance sheet, with any amount in excess of $250MM returned to stockholders through a special dividend or share repurchase • Deliver approximately $930MM of cash proceeds to stockholders as a part of the transaction Optimal Tax Structure • Vista Outdoor will separate its Revelyst business from its The Kinetic Group business, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only The Kinetic Group business), with current public stockholders of Vista Outdoor receiving shares of Revelyst and approximately $930MM in cash in aggregate • This transaction will be treated as a taxable sale of a stockholder's Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger. The cash consideration is not a dividend and is instead a part of the merger consideration. Vista Outdoor stockholders will generally recognize gain or loss in the transaction equal to the difference between their tax basis in their Vista Outdoor shares they exchange and the sum of the cash and the fair market value of the Revelyst shares they receive in the merger, determined as of the closing date. This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the time of closing • Relative to a divestiture of The Kinetic Group as an asset sale, this structure has corporate level tax of approximately $50MM versus approximately $380MM for a divestiture as an asset sale and allows for the tax-efficient return of cash to stockholders Note: 1. Subject to adjustments for cash, debt, transaction expenses and net working capital

Illustrative Vista Outdoor Stockholder Impact at Closing 8 For Each Vista Outdoor Share Held at Closing (1), A Stockholder Receives Efficient Tax Structure This transaction will be treated as a taxable sale of a stockholder's Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger. The cash consideration is not a dividend and is instead a part of the merger consideration. Vista Outdoor stockholders will generally recognize gain or loss in the transaction equal to the difference between their tax basis in their Vista Outdoor shares they exchange and the sum of the cash and the fair market value of the Revelyst shares they receive in the merger, determined as of the closing date. This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the time of closing, versus the time stockholders sell their shares. $16.00 Transaction Cash Consideration One Share Revelyst One Share Vista Outdoor Stockholder’s tax basis in each share of Revelyst received will be equal to that share’s fair market value on the closing date Note: 1. Record date is the closing date of the transaction

Expected Cash Generation Before Closing

Use of Cash [1]	Amount
Gross Transaction Proceeds	$1,960MM
Less: Estimated Taxes, Transaction Costs and Other Customary Closing Related Payments	~$95MM
Less: Estimated Remaining Net Debt	~$590MM
Less: Transaction Consideration to Stockholders [2]	~$750MM
Cash Remaining	**~$525MM**

~$525MM
Cash Remaining

$250MM [3]
Capitalize Revelyst Balance Sheet

~$182MM
Increased Consideration

~$93MM
Dividend/ Share Repurchase

Cash Returned to Stockholders at Closing (per share)

Cash Consideration $12.90 + **Increased Cash Consideration $3.10** = **Total Cash Consideration $16.00**

Notes:
1. The example is based on an expected balance sheet as of mid-June, 2024. The timing of closing will depend upon satisfaction of closing conditions, including timing of receipt of stockholder and necessary regulatory approvals.
2. Represents consideration prior to increase in CSG Transaction offer.
3. We expect to capitalize Revelyst with up to $250MM in cash at transaction closing.

VISTA OUTDOOR

9

Revelyst Well Positioned to Accelerate its Standalone Strategy 10 As previously announced, Vista Outdoor’s Outdoor Products business will be re-named Revelyst, Inc., and the company will trade on the New York Stock Exchange under the ticker symbol “GEAR” Revelyst GEAR Up transformation program: • Launched in FQ3 2024, initiative will simplify business model, increase efficiency, improve profitability, and drive organic growth through new innovation • Provides confidence to realize $25 - $30MM of run-rate cost savings supporting the potential to double standalone Adjusted EBITDA in FY 2025 • On track to realize $100MM of run-rate cost savings by FY 2027 and long-term EBITDA rate of mid teens Revelyst’s capital allocation strategy will prioritize: • Organic growth opportunities • Opportunistic share repurchases when valuation is highly attractive; and • Selective tuck-in acquisitions that allow Revelyst to unlock performance in its existing brands • Further, Revelyst’s management team continues its exceptional capital stewardship, as evidenced through the sale of RCBS, which delivered proceeds that more than paid for the acquisition of PinSeeker Serves consumers in diverse, high-growth and large TAM categories, which are expected to recover from today’s conservative wholesale environment Overview • Seasoned executive with 30 years of leadership, operational, and marketing experience, particularly in leading a portfolio of brands • Most recently served as President and COO of Hasbro, where he was responsible for all aspects of Hasbro’s business, including innovation, e-commerce, operations, media and marketing, strategic planning, and organizational culture and leadership • At Hasbro, Nyman supported significant value creation driven by e-commerce and consumer direct transformation, integration of digital technology into traditional consumer products, media partnerships, and global brand building CEO Eric Nyman is the Right Leader to Drive Revelyst Long-Term Value Creation for Stockholders

11 CSG Transaction Allows Revelyst to Realize its Full Valuation Potential Source: Company Filings Notes: 1. Assumes the pay down of all debt and the approximately $930MM or $16.00 / share payment to stockholders 2. Illustrative Revelyst EBITDA margin applied to FY24A Revelyst Sales of ~$1.29Bn (as approximation for analysis: excludes future potential revenue growth) and illustrative value assumes a Revelyst AV / EBITDA of 10.0x; Revelyst price per share is rounded to the nearest dollar Cash Consideration to Stockholders Implied Value of Revelyst (excl. Cash Value) CSG Transaction (1) Unlocks Revelyst Potential Expected Revelyst Cash Balance $16.00 Per Share Cash Consideration ~$6.00 Per Share Expected Revelyst Cash Balance ~$44.00 - $55.00 Implied Vista Outdoor Share Price ~$22.00 - $33.00 Revelyst Value Implied Revelyst Metrics (2) ($MM) Illustrative Revelyst EBITDA Margin (%) 10.0% 12.5% 15.0% Illustrative Revelyst EBITDA 129 162 194 Illustrative Aggregate Value 1,293 1,617 1,940 Revelyst Equity Value (excl. Cash Value) 1,293 1,617 1,940 (÷) FDSO 59 59 59 Revelyst Share Price (excl. Cash Value) $22.00 $27.00 $33.00 WholeCo Price Caps Revelyst Upside MNC March 25 Indication Price $37.50 ~$44.00 - $55.00

The Kinetic Group Sale is Superior to the MNC March 25 Indication 12 The March 25, 2024 Indication From MNC (the “MNC March 25 Indication”) is Not More Favorable to Vista Outdoor Stockholders Than the CSG Transaction Consideration of $37.50 in cash per Vista share in the MNC March 25 Indication significantly undervalues Revelyst1 The MNC March 25 Indication significantly undervalues the Company and does not take into account the significant decrease in the Company’s net debt in the Company’s fourth fiscal quarter or the stockholder value created through separating Revelyst and The Kinetic Group 2 We remain confident that the CSG transaction will receive clearance from CFIUS, which is the final regulatory approval required for the closing of the CSG transaction3 Vista Outdoor continued to be engaged with MNC through May 27, 2024. On May 28, 2024, the Board rejected the MNC March 25 Indication as MNC had not provided an updated bid with increased valuation. Further, MNC has not provided certainty of financial commitments to complete an acquisition, and as such there could be no assurance that the discussions with MNC would result in either an increased offer price from MNC or any actionable transaction with MNC 4

Research Analysts are Supportive of the CSG Transaction

Analysts believe the sale of The Kinetic Group to CSG to be fair value and that the initial negative stock reaction was caused by Vista's lowered guidance

"**We think the price is fair** as we previously discussed the valuation of this business between 4x-6x…**We think the sell-off in the stock is largely due to the weak 2Q:F24 results and the lowered outlook** and think this especially complicates valuing the remaining OP business."

LAKE STREET CAPITAL MARKETS
October 17, 2023

"**While the sale of SP is slightly above where we assumed fair value to be (albeit valuation dilutive), what really seemed to take the stock down was the negative cut to guidance** (we have been highlighting challenges with Vista's original guidance, but we were surprised at the timing and magnitude of the cut). The cut to management's F2024 outlook largely came from the OP segment, which also suggests the remaining standalone public entity (Revelyst [GEAR-NC]) is likely going to take a few years to show normalized margins (management still thinks 15% adj EBITDA is achievable)."

ROTH MKM
October 17, 2023

Analysts reaffirm the opportunity for value realization with existing long-term plan

"We believe the rejection was primarily due to the board's belief that the $35 price undervalues the business and MNC's lack of committed debt financing. The company reiterated their expectation to double Revelyst's stand-alone EBITDA in FY25 and their long-term expectation for a mid-teens EBITDA margin, **increasing our confidence in management's ability to deliver its EBITDA guidance next year.**"

"If management successfully executes that plan, and assuming an 8 – 10x EBITDA multiple, **the stock could be worth $44 - $51 per share in two years, driving greater value for shareholders than $35 today**"

MONNESS CRESPI HARDT
March 4, 2024

"**The rejection of the deal signals to us that (1) the board remains confident in CFIUS approval and (2) Revelyst's targets remain on track (incl. doubling stand-alone EBITDA in F'25).** We expect shares may give back some of Friday's deal-related gains, though ultimately, **we read the announcement as a positive signal for the longer-term value of the business.**"

B|RILEY Securities
March 4, 2024

"We think the improvement in the balance sheet was the largest positive takeaway in the quarter. Given the balance sheet improvement, we expect more cash to be returned to shareholders post the sale of Kinetic Group."

LAKE STREET CAPITAL MARKETS
May 10, 2024

Source: Broker Research

VISTA OUTDOOR

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The Transaction is the Result of a Competitive and Exhaustive, Multi-Stage Sale Process 14 Original Outreach • In Summer 2022, at Vista’s request, Morgan Stanley performed targeted outreach to a selected group of potential buyers for The Kinetic Group (five strategics and nine sponsors) • Received initial proposals from Party A (October 31, 2022) and MNC Capital (September 14, 2022); Party A since disengaged based on value expectations Second Outreach • Starting on April 5, 2023, Morgan Stanley began a second outreach to potential buyers for The Kinetic Group as directed by the Vista Board • Contacted 26 potential buyers (14 strategics and 12 sponsors) • Received a proposal from Colt CZ on May 10, 2023, for all-stock merger, which the Vista Board determined not to pursue The Kinetic Group Sale Process • After receiving an updated indication of interest for an all-cash transaction from MNC Capital in August 2023, MNC Capital commenced due diligence • Indications for all-cash transactions were received from Colt CZ and CSG in August 2023, with both parties subsequently commencing diligence • Bids were received from three parties (Colt CZ, CSG, and MNC Capital) on September 29, 2023, which were further revised and improved over the following weeks

Regularly Refreshed Board with Diverse, Relevant Expertise

Strong mix of engaged and experienced directors guided by good governance practices with robust oversight to maximize value for stockholders



Michael Callahan
C N

Chairperson (Independent Director since 2015)

- Former President / CEO of Aspen Partners
- Former SVP of Business Development & International Operations / Retail Operations & Marketing at Cabela's
- Former Director of Northrop Grumman Innovation Systems
- Served as Interim CEO of Vista Outdoor from July – October 2017



Eric Nyman

Co-CEO / Director (Director since 2023)

- CEO of Revelyst
- Former President / COO / Chief Consumer Officer of Hasbro
- Former Brand Manager at Timberland



Jason Vanderbrink

Co-CEO / Director (Director since 2023)

- CEO of The Kinetic Group
- Former President of Ammunition, VP of Sales at Vista Outdoor



Gerard Gibbons
A N (Chair)

Independent Director (Since 2022)

- Former President of SMB and U.S. Marketing at UPS
- Former President of U.S. and Enterprise Sales at UPS



Bruce E. Grooms
A C

Independent Director (Since 2022)

- Former VP of U.S. Business Development of Navy & Marine Corps Programs at Raytheon
- Former Deputy Chief of Staff for Capability Development at the NATO Allied Command Transformation
- Director of EMCORE



Gary L. McArthur
A N

Independent Director (Since 2015)

- Former CFO of L3Harris Technologies
- Former CFO of CH2M HILL Companies
- Served as Interim CEO of Vista Outdoor from February – November 2023



Michael D. Robinson
C (Chair) N

Independent Director (Since 2018)

- Former EVP of Customer Experience, Product Management & Digital Revenue / SVP of Digital Technology at Macy's
- Former VP of IT Strategy, Business Planning & Global Corporate Systems Development at Gap
- Former Associate Partner at IBM



Robert M. Tarola
A C

Independent Director (Since 2015)

- President of Right Advisory, a financial consulting firm
- Former Director of Franklin Templeton Mutual Funds
- Former CFO of Southcoast Health and Little Company of Mary Hospital
- Former CFO of W.R. Grace & Co.
- Former Director of TTEC Holdings



Lynn Utter
A (Chair) C

Independent Director (Since 2020)

- Operating Partner of Atlas Holdings
- Former CEO of First Source
- Former Global President / COO of Knoll North America
- Director of Lincoln National; former Director of NextEra Energy and WESCO

A Audit Committee · C Mgmt. Development & Compensation Committee · N Nominating & Governance Committee · ○ Committee Chair

VISTA OUTDOOR

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Balanced and Highly-Experienced Board 16 Governance Highlights Our Board is thoughtfully composed and regularly evaluated with the necessary perspectives and expertise to facilitate a thorough process Director Skills and Experience ✓ Senior executive management, C-Suite and operational experience supports a thoughtful process with a balanced assessment of alternatives 8 Outside Public Company C-suite Experience Outside Public Company Board Experience Government / Regulatory Experience Supply Chain / Logistics / Operations Expertise Retail / Distribution / E-Commerce Experience International Experience Financial Expertise M&A / Strategy Experience 6 5 7 4 4 3 100% independent Board committees Five directors who have joined in the past five years, including two independent directors elected at the 2022 annual meeting of stockholders Annual board and committee self-assessment and periodic external independent evaluations Independent Chair of the Board Regular executive sessions, where independent directors meet without management present Annual election of all directors with majority vote standard ✓ Chair and Co-CEO roles are separate Average director tenure of 4.4 years vs. S&P 500 average tenure of 7.8 years (1) ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓Outside public company directorship experience delivers strong oversight and guidance ✓Decades of collective retail and consumer leadership experience informs evaluation of economic opportunity and end markets 8 Note: 1. Per 2023 Spencer Stuart Board Index

Well-Qualified Directors Lead Transaction Committee 17 Transaction Review Process Transaction Committee Board has the Expertise Needed to Prudently Evaluate the Merits of the Transaction • Directors on the Board have led or overseen transactions comparable to this transaction in scale, complexity and industry • Directors considered the transaction through various lenses to ensure a balanced assessment of alternatives, including with respect to: – Shareholder value creation, the Company’s standalone growth prospects, broader industry dynamics, and corporate governance / process structure best practices • The Board was extensively advised throughout by Cravath, Swaine & Moore, Gibson, Dunn & Crutcher, Morgan Stanley and Moelis on their director duties in respect of the process Board has the Expertise Needed to Prudently Evaluate the Merits of the Transaction • All committee members have relevant corporate transformation expertise and a distinguished track record of disciplined M&A resulting in value creation • Board has full oversight of the strategic review process and ultimate responsibility for key decisions Michael Callahan, Chairperson of the Board (Independent Director since 2015) Mr. Callahan serves as the Chairman of the Board of Directors and served as our Interim Chief Executive Officer from July to October 2017. Mr. Callahan previously served as the President and Chief Executive Officer of Aspen Partners. Mr. Callahan also served in various roles, most recently as Senior Vice President Business Development & International Operations, with Cabela’s, Inc. Gary L. McArthur, Chairperson of the Transaction Committee (Independent Director since 2015) Mr. McArthur served as Executive Vice President and Chief Financial Officer of CH2M Hill, where he stewarded the company’s acquisition by Jacobs Solutions in a cash and stock transaction with an enterprise value of ~$3.3 billion in August 2017. His prior experience as Vice President, Corporate Development for Harris Corporation (now L3 Harris “LHX”) included his leadership in evaluation, negotiation, and execution of the acquisitions of Encoda, Orkand and Exigent and the divestiture of the Network Support business unit. Mr. McArthur was also Director, M&A at Nextel Communications and in Corporate Finance and M&A Advisory at Lehman Brothers. Gerard Gibbons, Independent Director (Since 2022) Mr. Gibbons spent over 30 years with United Parcel Services (UPS) in a variety of commercial roles. In 2008, he was named President of U.S. Sales, responsible for UPS’s most profitable small and medium business customer segment. He worked on the M&A and integration team for the UPS Freight acquisition in 2005. Mr. Gibbons currently serves on the boards of two private equity portfolio companies, where he has extensive M&A experience through the more than 10+ acquisitions those companies have completed under his tenure.

Overview of the Board’s Transaction Review Process 18 Certain Alternatives Considered The Board held 15+ meetings, reviewing 20+ offers between September 2022 and March 2024, to discuss the merits of the competing offers Late 2021 / Mid 2022 May / June 2022 Mid 2023 October 2023 November 2023 May 2024 Reviewed recurring updates with respect to the potential Spin-Off of Revelyst Announced the approval for the Spin-Off of Revelyst Approved targeted outreach to 14 potential acquirors of The Kinetic Group, five strategic acquirors and nine financial acquirors Unsolicited revised indication of interest of $37.50 per Vista share received from MNC on March 25, which was rejected on May 28 Late 2022 / Early 2023 Announced Revelyst's senior leadership and signaled expected Spin-Off in calendar year 2023 Entry into merger agreement with CSG for sale of The Kinetic Group Unsolicited proposal of $30.00 per Vista share received from Colt CZ Group on November 22, which was rejected on November 29 Rigorous confidential due diligence process with CSG, MNC and Colt CZ Contacted 26 potential acquirors, comprising 14 strategic acquirors and 12 financial acquirors Form 10 publicly filed Sale of The Kinetic Group Spin-Off of Revelyst Unsolicited indication of interest of $35.00 per Vista Share received from MNC on February 19, which was rejected on March 4 February 2024 March 2024

The Sale of The Kinetic Group is a Better Path Forward 19 Value Certainty: A sale crystallizes significant value for The Kinetic Group today, including $930MM of upfront cash consideration to stockholders and roughly $350MM in cash allocated to the Revelyst balance sheet, with any amount above $250MM expected to be returned to stockholders through a special dividend or share repurchase, versus a more challenging backdrop for The Kinetic Group as a standalone public company given ammunition market volatility Thorough and Competitive Process: The significant value attributed to The Kinetic Group by the CSG Transaction was the result of an extensive review of strategic alternatives, including the Spin-Off, and a thorough and competitive auction process Superior Outcome for Revelyst: Sale of The Kinetic Group allows for retirement of all corporate indebtedness and capitalization of Revelyst with net cash proceeds that it can use to pursue strategic growth levers and acquisitions Advantageous Tax Treatment: While the transaction has taxes that would not arise in a tax-free separation of Revelyst and The Kinetic Group, it is structured in a tax-efficient manner that maximizes the after-tax proceeds for stockholders relative to a direct sale of The Kinetic Group. The transaction structure also allows stockholders to receive these proceeds as part of a capital gain transaction, which allows for full basis recovery, rather than as a separate dividend. Sale of The Kinetic Group is the Best Path Forward for Stockholders

Reasons for the Board’s Transaction Recommendation 20 Provides for a purchase price of $1.96Bn, all payable at closing, which represents approximately 5x enterprise value to The Kinetic Group’s fiscal year 2024 EBITDA Provides expected payment of approximately $930MM cash consideration to Vista stockholders, which locks in certainty of value for stockholders in the near term; CSG’s obligation to consummate the transaction is not subject to any financing condition Entails corporate level tax of approximately $50MM versus approximately $380MM for a divestiture of the assets of The Kinetic Group and allows for the tax-efficient return of cash to stockholders Anticipated benefits from the separation of Revelyst into an independent public company include enabling enhanced strategic focus, facilitating tailored capital allocation philosophies, enhancing the business’ ability to attract and retain talent and offering a differentiated and compelling investment opportunity Thorough and competitive process for soliciting offers from third parties for The Kinetic Group, which included providing such parties with an opportunity to conduct due diligence and meet with the management team Acquisition Price1 Certainty of Value2 Attractive Tax Treatment For Stockholders 3 Competitive Process4 Allows Each Business Segment to Reach its Full Potential 5 Beginning in 2021, the Board engaged in an extensive review of strategic alternatives, including a spin-off of Revelyst, and ultimately determined that the CSG Transaction was the best path to maximize value for stockholders Thoroughness of Strategic Review Process 6 Vista’s Board concluded that the CSG Transaction was in the best interests of Vista Outdoor stockholders

Conclusion 21 • Sale of The Kinetic Group to Czechoslovak Group is the best strategic alternative for maximizing stockholder value – Offer appropriately values The Kinetic Group, with all cash consideration, supported by $1.1Bn of fully-committed debt financing, to complete the transaction – Transaction multiple of ~5.0x FY24 EBITDA is in-line with precedent transactions • On closing, transaction delivers significant proceeds to stockholders with a tax-efficient structure relative to a traditional, direct sale of The Kinetic Group – Vista Outdoor remaining debt retired, roughly $350MM in cash allocated to the Revelyst balance sheet, including approximately $100M that is expected to be returned to stockholders through a special dividend or share repurchase – Delivers approximately $930MM of cash proceeds to stockholders as part of the transaction Compelling Valuation Achieved for Stockholders • Thorough process began with Vista Outdoor reviewing several alternatives for unlocking shareholder value by achieving greater value for Revelyst, as the Vista Outdoor trading multiple did not reflect the higher multiples achieved by comparable outdoor products companies • Transaction is the result of a thorough and competitive sale process with competing bidders – Thorough process between September 2022 and May 2024, including engagement with 26 potential counterparties; 14 strategics and 12 sponsors – All interested parties were given full and fair consideration – Strategic review process considered other available alternatives and ultimately concluded the sale transaction was the best path to maximize value for Vista Outdoor stockholders – Two well-respected investment banks provided fairness opinions that support the valuation of the sale transaction • Vista Outdoor Directors have remained dedicated in their commitment to facilitate a process that prioritizes stockholders’ best interests – Continued negotiations resulted in bid that increased value by $50MM, or almost $1 per share, to $1.96Bn • Leading analysts are supportive of the transaction Thorough and Competitive Process • Highly credentialed and experienced Board equipped to deliver outcome in best interests of stockholders – Majority of Board has M&A, financial and/or international experience or expertise, providing significant knowledge base throughout the process • Exemplary governance practices maintained throughout the transaction process – 100% independent Board committees and Board Chair, annual election of all directors, and an average director tenure of 4.4 years vs. S&P 500 average tenure of 7.8 years Board with Extensive Transactional, Financial and Industry Expertise • Transaction delivers separation of Revelyst and The Kinetic Group – Optimal outcome for Revelyst and The Kinetic Group to enhance strategic focus on each company's distinctive business model – Allows stockholders to participate in expected growth and more appropriate valuation of Revelyst in line with industry peers – Delivers certainty of value to the stockholders of Vista Outdoor • During the entirety of the process, Vista Outdoor and its Board have been steadfast and singularly focused on maximizing return for stockholders – Addressed the tax structure and potential impact on stockholders, determining this as the optimal structure Optimal Outcome